REX American Resources Corporation

7720 Paragon Road

Dayton, Ohio 45459

(937) 276-3931

February 24, 2016

Mail Stop 4631

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	REX American Resources Corporation
Form 10-K for Fiscal Year Ended January 31, 2015
Filed March 31, 2015
File No. 001-09097

Dear Mr. Cash:

This letter sets forth below the responses of REX American Resources Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance in its letter to the Company dated January 28, 2016, with respect to the above referenced filing. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR. The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Form 10-K for the Year Ended January 31, 2015

Management’s Discussion and Analysis of Results of Financial Condition…page 21

1.	In your earnings call for the fourth quarter of fiscal 2014 your management discussed, among other topics, the impacts of declining oil prices, regulatory uncertainty and associated lobbying efforts, oversupply of ethanol and increasing Chinese demand for DDG. However, you do not include a discussion of these trends and uncertainties and their impact or potential impact on your operations. Please ensure that your MD&A contains a discussion of management’s views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and provide a discussion of such trends and uncertainties in future filings.

In response to the staff’s comments, we will include in future filings, beginning with our Form 10-K for the year ended January 31, 2016, discussion of management’s views regarding the trends and uncertainties that have had or that we reasonably expect will have material impacts on our results of operations in our MD&A.

Item 8. Financial Statements and Supplementary Data, page37

2.	We note that your auditor did not audit the financial statements of Patriot Holdings, LLC. Instead, the financial statements of Patriot Holdings, LLC were audited by other auditors as referred to in the audit report on page 62. As such, it appears that your auditor has placed reliance on the work of other auditors. Please confirm, and if true, amend your Form 10-K to also provide the other auditors’ audit report as well as a consent. Refer to Rule 2-05 of Regulation S-X.

In response to the staff’s comments, we confirm to the Staff that our auditor placed reliance on the work of other auditors. We filed a Form 10-K/A to provide the other auditors’ audit report and a consent on February 24, 2016.

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact Douglas L. Bruggeman at (937) 276-3931 (or by fax at (937) 276-8643) or e-mail dbruggeman@rexamerican.com. We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Douglas L. Bruggeman

Douglas L. Bruggeman

Vice President-Finance, Chief Financial Officer and Treasurer